# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NN INC, CIK 0000918541
CUSIP: 629337106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6210 Ardrey Kell Road, Suite 120, Charlotte, North Carolina (NC), 28277
Date of event which requires filing of this statement: 05/27/2026
Filed by CIK 0001537323
Persons authorized to receive notices and communications: John Barrett, Corre Partners Management, LLC, 12 East 49th Street, 40th Floor, New York, New York (NY), 10017, 646-863-7152

## Reporting persons
- Corre Opportunities Qualified Master Fund, LP (CIK 0001601971): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,108,949; sole dispositive power 0; shared dispositive power 4,108,949; aggregate amount beneficially owned 4,108,949 (7.7% of the class)
- Corre Partners Advisors LLC (CIK 0001884680): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,386,665; sole dispositive power 0; shared dispositive power 4,386,665; aggregate amount beneficially owned 4,386,665 (8.2% of the class)
- Corre Partners Management, LLC (CIK 0001537323): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,386,665; sole dispositive power 0; shared dispositive power 4,386,665; aggregate amount beneficially owned 4,386,665 (8.2% of the class)
- John Barrett (CIK 0001393557): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,386,665; sole dispositive power 0; shared dispositive power 4,386,665; aggregate amount beneficially owned 4,386,665 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NN INC
Address of issuer's principal executive offices: 6210 Ardrey Kell Road, Suite 120, Charlotte, North Carolina (NC), 28277
Comment: The name of the issuer is NN, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 6210 Ardrey Kell Road, Suite 120, Charlotte, North Carolina 28277. This Schedule 13D amendment relates to the Issuer's common stock, par value $0.01 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D amendment is being filed jointly by (i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"); (ii) Corre Partners Advisors, LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Fund; (iii) Corre Partners Management, LLC, a Delaware limited liability company (the "Investment Adviser"), which has been delegated investment authority over the assets of the Fund by the General Partner; and (iv) Mr. John Barrett, who serves as a managing member of the General Partner and the Investment Adviser; and (each, a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address:
(b), (c) The Fund is principally engaged in the business of investing in securities. The principal business address of the Fund is 12 East 49th Street, 40th Floor, New York, NY 10017.

The General Partner is principally engaged in the business of serving as general partner and/or managing member to private investment vehicles, including the Fund. The principal business address of the General Partner is 12 East 49th Street, 40th Floor, New York, NY 10017.

The Investment Adviser is an investment adviser registered with the Securities and Exchange Commission (the "SEC") that is principally engaged in the business of providing investment management services to private investment vehicles, including the Fund. The principal business address of the Investment Adviser is 12 East 49th Street, 40th Floor, New York, NY 10017.

Mr. Barrett is the owner and managing member of the General Partner and the Investment Adviser. The business address of Mr. Barrett is 12 East 49th Street, 40th Floor, New York, NY 10017.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Barrett is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the 4,108,949 Shares beneficially owned by the Fund came from the working capital of the Fund, which is the direct owner of the Shares. The funds for the purchase of the 4,386,665 Shares beneficially owned by the other Reporting Persons (which include the 4,108,949 Shares directly owned by the Fund) came from the working capital of the Fund and other private investment vehicles managed by the Investment Adviser, which are the direct owners of such Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the Shares for investment purposes. The Reporting Persons have had discussions with certain representatives of the Issuer and management of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, other securities or derivative instruments related thereto or selling some or all of their Shares, other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares and, alone or with others, may engage in communications with directors and officers of the Issuer, other stockholders of the Issuer or other third parties or may take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof (i) the Fund may be deemed to be the beneficial owner of 4,108,949 Shares, constituting 7.7% of the Shares in the aggregate and (ii) each of the General Partner, the Investment Adviser and Mr. Barrett may be deemed to be the beneficial owner of 4,386,665 Shares, constituting 8.2% of the Shares in the aggregate, in each case based upon 52,773,512 Shares outstanding at April 27, 2026, as determined based on reports by the Issuer and as adjusted to include warrants of the Issuer beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,108,949 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,108,949 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,386,665 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,386,665 Shares.

The Investment Adviser has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,386,665 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,386,665 Shares.

Mr. Barrett has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,386,665 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,386,665 Shares.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the securities of the Issuer since the last Schedule 13D are set forth in Exhibit B. All such transactions were carried out in open market transactions.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, no person has the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, securities covered by Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Fund and other private investment vehicles managed by the Investment Adviser (the "Corre Holders") hold common stock purchase warrants of the Issuer (the "Warrants"), pursuant to the terms of that certain Securities Purchase Agreement, dated December 5, 2019 (the "Purchase Agreement"). See Exhibit C for the Purchase Agreement.

The Warrants are exercisable, in full or in part, at any time prior to the seventh anniversary of their issuance, at an exercise price of $11.03 per share, subject to customary anti-dilution adjustments in the event of future below market issuances, stock splits, stock dividends, combinations or similar events set forth in the Warrants. The Warrants held by the Reporting Persons are subject to limitations on the right to exercise to the extent that after giving effect to such issuance after exercise, the Reporting Persons (together with the Reporting Persons' affiliates, any other accounts managed by or over which the Investment Adviser or one of its affiliates has discretionary investment authority, or any other person or entity whose beneficial ownership of Shares would be aggregated with such persons' beneficial ownership for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934), would beneficially own Shares in excess of 9.99% of the number of Shares outstanding (measured after giving effect to the issuance of Shares issuable upon exercise of the Warrants). See Exhibit D for the Warrants.

In connection with the issuance of certain Series B Convertible Preferred Stock of the Issuer, par value $0.01 per share (the "Preferred Stock"), previously held by the Corre Holders, all of which has been redeemed by the Issuer for cash, the Issuer entered into a registration rights agreement with the purchasers to provide certain customary demand registration rights exercisable beginning on March 31, 2021, with respect to their shares of common stock, including those underlying the Preferred Stock and Warrants, shares of Preferred Stock, and the Warrants. See Exhibit E for the Registration Rights Agreement.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described above and/or incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in Shares

Exhibit C: Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by the Issuer on December 11, 2019)

Exhibit D: Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC by the Issuer on December 11, 2019)

Exhibit E: Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by the Issuer on December 11, 2019)

## Signatures
- Corre Opportunities Qualified Master Fund, LP: Corre Opportunities Qualified Master Fund, LP*, By: Corre Partners Advisors, LLC, its general partner, /s/ John Barrett, John Barrett, Managing Member (05/29/2026)
- Corre Partners Advisors LLC: Corre Partners Advisors, LLC*, /s/ John Barrett, John Barrett, Managing Member (05/29/2026)
- Corre Partners Management, LLC: Corre Partners Management, LLC*, /s/ John Barrett, John Barrett, Managing Member (05/29/2026)
- John Barrett: /s/ John Barrett*, John Barrett (05/29/2026)
Comment: *The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.